September 22, 2010

Craig Wilson, Esq.

Senior Assistant,   Chief Accountant

Division of Corporate Finance

The United States Securities & Exchange Commission

100 F Street, Northeast

Washington. D.C.

United States of America,   20549

RE: Form 20-F/A for the Fiscal Year Ended December 31, 2009

Dear Sir,

While we are attending to the other issues you have brought to our attention in your September 8, 2010, this letter pertains to the “Item16F - Change in Certifying Accountant”.  In order to address the Paragraph a,3.0 of the http://www.sec.gov/about/forms/form20-f.pdf we contacted the former certifying accountant.

By way of background and explanation for the purpose of this letter:

Our previous auditor, Amisano Hansen, merged with BDO Dunwoody LLP (BDO) three years ago.  Since then the audit fees for each year have escalated, without apparent good reason, to a point of being well over double the original fees.  We are a small company whose licensing business is virtually non-existent, with only two clients and 18 deposits to our bank account every year.   When the audit came due for the 2009 fiscal year, we had been able to pay about 50% of the billing of approximately US$43,000.00.   Not only were they incredibly expensive for the services provided, they did not at any time during the process inform us of their ever increasing fees - until their invoices were issued.

They were also the cause of our filing our 2008 Form 20-F late in 2009, and subsequent de-listing from the OTCBB for failure to file on time.   The audit was completed in time for CCL to file with the BC Securities Commission on April 30th 2009, however the auditors informed us that the file had not yet been vetted by an independent US reviewer.

They gave us the impression that we were too small to be bothered with.  And with their seemingly indifference to our SEC filing date deadlines, we were becoming increasingly nervous that .we would not be able to file the From20-F on time.  We enquired yet again on June 26th on the status of our Form 20-F due June 30th, we were informed that their US reviewer had gone on two weeks vacation.  Apparently, there was no one else available to review the file.  Once they started the review in mid July, there was additional work that needed to be done including yet another “subsequent events” review.   At no time during this process did they ever express a concern about our late filing, and possible delisting.  In fact, after much begging and hand ringing through the end of July and into August, we finally received their approval to file on August 12th!!!!

Given the current rules for impartiality, we requested a meeting with BDO to let them know that we could not pay the outstanding in time for them to begin the current audit on a timely basis, so we would need to move to an audit firm who offered the same services, but for far less cost (just over one-third of the fee).

They asked us to give them time to reconsider the fee structures and their position .  Approximately one week later, BDO contacted us and said they could not reduce the fees for the 2009 Audit, and wished us luck with our new audit firm

When the Company left BDO there was an outstanding balance.  At that time, BDO asked if there was even a remote possibility receiving any portion of their outstanding balance.  I explained that the chances were slim and none, given the state of our business, the need to pay for the 2009 audit, not to mention that they did not make us aware of the excessive fees and increases each year after their merger.

When we appointed Saturna Group Chartered Accountants LLP (Saturna), BDO required a payment of $5000 before they would co-operate and provide access to their files to Saturna.  We agreed to pay these funds. But, we had to pay it installments due to the timing of the licensing revenues being received and the fact that these revenues would be diminishing in the future.  They agreed to this arrangement.  They co-operated with Saturna, and we completed our audit on time, and on budget.

When we recently contacted them to provide the letter as required under the Paragraph a.3.0, they indicated that they would require the outstanding balance to be paid in full.  Additionally, they require a further retainer, not stating what that would be, nor what they intended bill would be, to attend to their opinion letter.

We have managed to pay for the 2009 audit.  However, subsequently one of our clients, JALUX has informed us that as a consequence of their Bankruptcy reorganization, the airplanes on which our product is installed are being taken out of service on a gradual basis, resulting in a conclusion of the licensing revenue by January 2011 monthly.  Now our predicament is that we do not have the financial resources to pay them at all, even if it was warranted………

We have supplied this information, purely to present to you the extent of our predicament.   We would imagine that you have had other filers who have had to deal with this kind of problem in previous years.

May we enquire as to how the Company should fulfill the Paragraph a.3.0 requirement when embroiled in this kind predicament.  If one cannot, is there specific wording, which one could suggest, which would be used in this particular situation

We look forward to your reply at your convenience

Yours truly,

/Deborah Fortescue-Merrin/

Deborah Fortescue-Merrin

Chairman & Director.

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